UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-12555

CUSIP Number 64754V105

(Check one)

_ Form 10-K	____ Form 20-F	____ Form 11-K
X Form 10-Q	____ Form 10-D	____ Form N-SAR	____ Form N-SCR

For period ended March 31, 2008

___ Transition Report on Form 10-K
___ Transition Report on Form 20-F
___ Transition Report on Form 11-K
___ Transition Report on Form 10-Q
___ Transition Report on Form N-SAR

For the transition period ended ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________

PART I
REGISTRANT INFORMATION

Full name of registrant  New Motion, Inc.

Former name if applicable ___________________

Address of principal executive office (Street and number) 42 Corporate Park, Suite 250

City, state and zip code     Irvine, California 92606

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11 -K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on of before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant’s Form 10-Q, for the quarterly period ended March 31, 2008, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant’s financial statements and management’s discussion and analysis of financial condition and results of operations could not be obtained within such time period without unreasonable effort or expense.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Daniel Harvey	(845)	620-1212
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    X  Yes   __ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     X  Yes   __ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

New Motion, Inc.

Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2008	By:	/s/ Daniel Harvey
Name: Daniel Harvey
Title: Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Part IV - Other Information

(3) Explanation of Anticipated Change

The Registrant reported net sales of $28.7 million for the three months ended March 31, 2008, as compared to $5.6 million for the three months ended March 31, 2007. For the three months ended March 31, 2008, the Registrant reported a net loss of approximately $0.27 million as compared to net loss of $0.37 million for the same period in 2007. The results reflect the merger with Traffix, Inc., which was accounted for as a purchase accounting transaction and was completed on February 4, 2008.